SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G




                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*


                                 QC Optics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   746934 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.    746934-10-8                13G                PAGE  2  OF  6  PAGES
                                                                ---    ---
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1             NAME(S) OF REPORTING PERSON(S)
              S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

              Eric T. Chase

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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)[ ]

                                                                  (b)[ ]
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3             SEC USE ONLY


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4             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

================================================================================
================================================================================
                      5       SOLE  VOTING   POWER

                              1,352,955    (Includes   (i)   1,347,613    shares
                              registered  in the  name of the "QC  Optics,  Inc.
                              Voting  Trust."  Mr.  Chase  is  the  sole  voting
                              trustee of the voting trust and the beneficiary of
                              634,517  shares under this voting trust;  and (ii)
                              5,242 shares of Common Stock  underlying  warrants
                              and stock  options  which are  exercisable  within
                              sixty days from the date hereof).
NUMBER OF SHARES
                      ==========================================================
BENEFICIALLY          6       SHARED VOTING POWER

OWNED BY                      -0-
                      ==========================================================
EACH                  7       SOLE DISPOSITIVE POWER

REPORTING                     1,352,955    (Includes   (i)   1,347,613    shares
                              registered  in the  name of the "QC  Optics,  Inc.
PERSON                        Voting  Trust."  Mr.  Chase  is  the  sole  voting
                              trustee of the voting trust and the beneficiary of
WITH:                         634,517  shares under this voting trust;  and (ii)
                              5,242 shares of Common Stock underlying warrants and stock options which are exercisable within sixty days from the date hereof).

                      ==========================================================
                      8       SHARED DISPOSITIVE POWER

                              -0-
================================================================================
================================================================================
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,352,955 (Includes (i) 1,347,613 shares registered in the name of the "QC Optics, Inc. Voting Trust." Mr. Chase is the sole voting trustee of the voting trust and the beneficiary of 634,517 shares under this voting trust; and (ii) 5,242 shares of Common Stock underlying warrants and stock options which are exercisable within sixty days from the date hereof).
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                                                           PAGE  3  OF  6  PAGES
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10           CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (9)  EXCLUDES  CERTAIN
             SHARES*


                                                                          [ ]

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11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             41.7%

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12           TYPE OF REPORTING PERSON*

             IN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A)         NAME OF ISSUER

                  QC Optics, Inc.

ITEM 1(B)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  46 Jonspin Road, Wilmington, Massachusetts  01887

ITEM 2(A)         NAME OF PERSON FILING

                  Eric T. Chase

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                  46 Jonspin Road, Wilmington, Massachusetts  01887

ITEM 2(C)         STATE OF ORGANIZATION/CITIZENSHIP

                  United States

ITEM 2(D)         TITLE OF CLASS OF SECURITIES

                  Common Stock, $.01 par value

ITEM 2(E)         CUSIP NUMBER

                  746934 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A


       (a)      [ ]      Broker or Dealer registered under Section 15 of the Act

       (b)      [ ]      Bank as defined in Section 3(a)(6) of the Act

       (c)      [ ]      Insurance Company as defined in Section 3(a)(19) of the
                         Act

       (d)      [ ]      Investment  Company  registered under  Section 8 of the
                         Investment Company Act

       (e)      [ ]      Investment Adviser  registered under Section 203 of the
                         Investment Advisers Act of 1940






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        (f)     [ ]      Employee Benefit Plan, Pension Fund which is subject to
                         the  provisions  of  the  Employee   Retirement  Income
                         Security   Act  of  1974   or   Endowment   Fund;   see
                         ss.240.13d-1(b)(1)(ii)(F)

       (g)      [ ]      Parent Holding Company, in accordance with
                         ss.240.13d-1(b)(1)(ii)(G)

       (h)      [ ]      Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)


ITEM 4.           OWNERSHIP


         (a) Amount Beneficially Owned: 1,352,955 (Includes (i) 1,347,613 shares registered in the name of the "QC Optics, Inc. Voting Trust." Mr. Chase is the sole voting trustee of the voting trust and the beneficiary of 634,517 shares under this voting trust; and (ii) 5,242 shares of Common Stock underlying warrants and stock options which are exercisable within sixty days from the date hereof).

         (b)      Percent of Class:   41.7%

         (c)      Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 1,352,955 (Includes (i) 1,347,613 shares registered in the name of the "QC Optics, Inc. Voting Trust." Mr. Chase is the sole voting trustee of the voting trust and the beneficiary of 634,517 shares under this voting trust; and (ii) 5,242 shares of Common Stock underlying warrants and stock options which are exercisable within sixty days from the date hereof).

                  (ii)     shared power to vote or to direct the vote:  -0-

                  (iii) sole power to dispose or to direct the disposition of: 1,352,955 (Includes (i) 1,347,613 shares registered in the name of the "QC Optics, Inc. Voting Trust." Mr. Chase is the sole voting trustee of the voting trust and the beneficiary of 634,517 shares under this voting trust; and (ii) 5,242 shares of Common Stock underlying warrants and stock options which are exercisable within sixty days from the date hereof).

           (iv)     shared power to dispose or to direct the disposition of: -0-

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]






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ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  February 4, 1999                            /s/ Eric T. Chase
                                                   -----------------------------
                                                   Eric T. Chase
                                                   President and Chief Executive
                                                   Officer









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